FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of April 28, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X  Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of
                                     1934.

                              Yes         No  X
                                 --------   -----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.


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The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing that Tenaris and Sidor sign agreement to purchase Venezuelan HBI plant

Tenaris and Sidor Sign Agreement to Purchase Venezuelan HBI Plant

    LUXEMBOURG--(BUSINESS WIRE)--April 27, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN) announced today that, together with Sidor, a Venezuelan steel producer in which it has an indirect investment, it has signed an agreement with Posven, a Venezuelan company in which Posco of Korea has a 60% shareholding, for the sale and purchase of its assets -- principally an industrial facility for the production of pre-reduced hot briquetted iron, or HBI, located in Ciudad Guayana, Venezuela -- for a price of US$120 million. The acquisition, that will be effected by a newly-formed company, of which Tenaris will hold 55% and Sidor 45%, remains subject to a number of closing conditions including the transfer of operating contracts on satisfactory terms. The facility, which has a nominal annual design capacity of 1.5 million tons of HBI and was constructed by Raytheon Engineers & Constructors using technology developed by Hylsamex, a Mexican steel producer, has been shut down since 2001 shortly after commencing operations.
    This investment, which complements a previous investment in the Comsigua HBI plant also located in Ciudad Guayana, Venezuela, will allow Tenaris to secure a further low-cost source of high quality ferrous raw material. Tenaris also operates a pre-reduced iron, or DRI, facility in Campana, Argentina.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Nigel Worsnop, 888-300-5432
             www.tenaris.com


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                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: April 28, 2004



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
----------------------
Cecilia Bilesio
Corporate Secretary